UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Seneca Foods Corporation

(Name of Issuer)

Common Stock Class A, par value $.25

(Title of Class of Securities)

817070 50 1

(CUSIP Number)

Robert W. Olson
Senior Vice President and General Counsel
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, OH 45202
(513) 784-8804

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 817070 50 1	Page 2 of 8 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Chiquita Brands International, Inc. 04-1923360

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
00 — See Item 4

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) [X]

6.	Citizenship or Place of Organization
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power
967,742

8.	Shared Voting Power
-0-

9.	Sole Dispositive Power
967,742

10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
967,742

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11)
20.2%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 817070 50 1	Page 3 of 8 Pages

ITEM 1. SECURITY AND ISSUER

Common Stock Class A, par value $.25 (“Common Stock Class A”)

Seneca Foods Corporation (“Seneca”)
3736 South Main St.
Marion, NY 14505

ITEM 2. IDENTITY AND BACKGROUND

          (a)     Chiquita Brands International, Inc. (“Chiquita”), a New Jersey corporation.

          (b)     The address of Chiquita’s principal office is:
                     250 East Fifth St.
                     Cincinnati, OH 45202

          (c)     Chiquita is a global marketer, producer and distributor of bananas and other fresh and processed foods.

          (d)     None

          (e)     Under the terms of a settlement reached with the Securities and Exchange Commission in 2001, the Company consented to an order finding that, as a result of the conduct of its Colombian subsidiary, Banadex, the Company violated the books and records and internal controls provisions of the Securities Exchange Act of 1934. The Company also agreed to pay a $100,000 civil penalty. According to the SEC order: (1) without the knowledge or consent of any Chiquita employee outside Colombia and in contravention of Chiquita’s policies, employees of Banadex authorized the payment in 1996 and 1997 of the equivalent of $30,000 to local customs officials to secure renewal of a license at a Banadex port facility, and Banadex’s books and records incorrectly identified the payments; and (2) in 1997, Chiquita’s internal audit staff discovered the payments during an audit review and, after an internal investigation, Chiquita took corrective action which included terminating the responsible Banadex employees and reinforcing internal controls at Banadex. In consenting to the order, Chiquita did not admit or deny the SEC’s allegations or findings.

Information with respect to the directors and executive officers of Chiquita is set forth on Schedule 1 hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          See Item 4

ITEM 4. PURPOSE OF TRANSACTION

          This Schedule 13D is filed to report Chiquita’s acquisition of 967,742 shares of Seneca Convertible Preferred Stock Series 2003 (the “Seneca Preferred Shares”) received by Chiquita from Seneca as partial payment of the purchase price for Seneca’s purchase from Chiquita, pursuant to a Purchase Agreement (the “Purchase Agreement”) dated March 6, 2003 by and among Seneca, Chiquita and Friday Holdings, L.L.C., a wholly-owned subsidiary of Chiquita (“Friday”), of all of the outstanding membership interests of Chiquita Processed Foods, L.L.C., a wholly owned subsidiary of Friday. The Seneca Preferred Shares are convertible by their terms, at any time, at the option of the holder, into a like number of shares of Common Stock Class A.

          Chiquita may from time to time sell some or all of the Seneca Preferred Shares or Common Stock Class A Shares obtained on conversion of Seneca Preferred Shares. Such sales could be in one or more public or private transactions.

          Pursuant to the Purchase Agreement and the Registration Rights Agreement filed as an exhibit hereto, Chiquita was granted registration rights (exercisable on or after January 1, 2004) with respect to the Seneca Preferred Shares and Common Stock Class A issuable upon conversion thereof.

CUSIP No. 817070 50 1	Page 4 of 8 Pages

          Except as set forth above, neither Chiquita nor any of its subsidiaries has any plans or proposals which relate to or would result in any of the following events:

          (a)     The acquisition by any person of additional securities of Seneca, or the disposition of securities of Seneca.

          (b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Seneca or any of its subsidiaries;

          (c)     A sale or transfer of a material amount of assets of Seneca or any of its subsidiaries;

          (d)     Any change in the present board of directors or management of Seneca, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e)     Any material change in the present capitalization or dividend policy of Seneca;

          (f)     Any other material change in Seneca’s business or corporate structure;

          (g)     Changes in Seneca’s charter or bylaws or other actions which may impede the acquisition of control of Seneca by any person;

          (h)     Causing a class of securities of Seneca to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i)     A class of equity securities of Seneca becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) Chiquita owns 967,742 shares of Seneca Preferred Shares, which are convertible into an equal number of shares of Common Stock Class A. No other person named in Item 2 (including Schedule 1) owns any Seneca Preferred Shares or shares of Common Stock Class A

          (c)     Except as reported herein, none of Chiquita or any of its subsidiaries, or any other person named in Item 2, has effected any transactions in equity securities of Seneca during the past sixty days.

          (d)     None

          (e)     Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to the Stock Purchase Agreement and the Registration Rights Agreement filed as an exhibit hereto, Friday was granted registration rights (exercisable on or after January 1, 2004) with respect to the Seneca Preferred Shares and Common Stock Class A issuable upon conversion thereof.

          Chiquita or Friday is a party to the following agreements:

          1.     Purchase Agreement dated as of March 6, 2003 by and among Seneca, Chiquita and Friday.

          2.     Tag Along Rights Agreement dated as of March 6, 2003 by and among Friday, Seneca and Certain Existing Shareholders of Seneca.

CUSIP No. 817070 50 1	Page 5 of 8 Pages

          3.     Registration Rights Agreement dated as of May 27, 2003 between Seneca and Friday.

          4.     Inter-Shareholders Subordination Agreement dated as of May 27, 2003, by and among Arthur S. Wolcott, Kraig H. Kayser and Friday.

          5.     Agreement dated as of May 27, 2003 among Seneca, certain shareholders of Seneca and Friday with respect to registration rights.

          Other than as listed above, none of Chiquita or any of its subsidiaries, is party to any agreement with respect to any securities of Seneca, including finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          7.1     Purchase Agreement dated as of March 6, 2003 by and among Seneca, Chiquita and Friday, filed as Exhibit 10.1 to the Current Report on Form 8-K of Chiquita Brands International, Inc. dated March 6, 2003.*

          7.2     Tag Along Rights Agreement dated as of March 6, 2003 by and among Friday, Seneca and Certain Existing Shareholders of Seneca.**

          7.3     Registration Rights Agreement dated as of May 27, 2003 between Seneca and Friday.**

          7.4     Inter-Shareholders Subordination Agreement dated as of May 27, 2003, by and among Arthur S. Wolcott, Kraig H. Kayser and Friday.**

          7.5     Agreement dated as of May 27, 2003 among Seneca, certain shareholders of Seneca and Friday with respect to registration rights. **

*	Incorporated by reference.
**	Filed herewith.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of June, 2003	Chiquita Brands International, Inc.

	/s/	Robert W. Olson

	By:	Robert W. Olson Senior Vice President and General Counsel

CUSIP No. 817070 50 1	Page 6 of 8 Pages

Schedule 1

          The following is information with respect to each person who is a director or executive officer of Chiquita. If no business address is given, the director’s or officer’s address is Chiquita Brands International, Inc., 250 East Fifth Street, Cincinnati, OH 45202.

Present Principal Occupation or
Name	Employment and Business Address	Citizenship

Directors

Cyrus F. Freidheim, Jr.	Chairman of the Board and Chief Executive Officer of Chiquita	U.S.A.

Morten Arntzen	Chief Executive Officer American Marine Advisors 200 Park Avenue, 31st floor New York, NY 10166	U.S.A.

Jeffrey D. Benjamin	Senior Advisor Apollo Management L.P. 1301 Avenue of the Americas New York, NY 10019	U.S.A.

Robert W. Fisher	Private Investor 1821 Ralston Avenue Burlingame, CA 94010	U.S.A.

Roderick M. Hills	Chairman Hills Enterprises, Ltd. 1200 19th St., N.W. Suite 201 Washington, D.C. 20036	U.S.A.

Durk I. Jager	Private Investor/Consultant Suite 1500 250 East Fifth Street Cincinnati, OH 45202	The Netherlands

Jaime Serra	Senior Partner Serra Associates International Prol. Paseo de la Reforma 600-103 Col. Santa Fe Peña Blanca Mexico, D.F. 01210	Republic of Mexico

Steven P. Stanbrook	President, Asia-Pacific S.C. Johnson & Son, Inc. 1525 Howe Street MS065 Racine, WI 53403	Great Britain

CUSIP No. 817070 50 1	Page 7 of 8 Pages

Present Principal Occupation or
Name	Employment and Business Address	Citizenship

Executive Officers

Jill M. Albrinck	Senior Vice President, Strategy and Business Development	U.S.A.

Peter A. Horekens	President, Chiquita Fresh Group - Europe 37 Rijnkaai Antwerp 2000, Belgium	Belgium

Robert F. Kistinger	President and Chief Operating Officer, Chiquita Fresh Group	U.S.A.

Barry H. Morris	Vice President, Human Resources	U.S.A.

Robert W. Olson	Senior Vice President, General Counsel and Secretary	U.S.A.

James B. Riley	Senior Vice President and Chief Financial Officer	U.S.A.

William A. Tsacalis	Vice President, Controller and Chief Accounting Officer	U.S.A.

Jeffrey A. Zalla	Vice President, Treasurer and Corporate Responsibility Officer	U.S.A.

          None of the directors or executive officers listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the directors or executive officers listed above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 817070 50 1	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

7.1	Purchase Agreement dated as of March 6, 2003 by and among Seneca Foods Corporation, Chiquita Brands International, Inc. and Friday Holdings, L.L.C., filed as Exhibit 10.1 to the Current Report on Form 8-K of Chiquita Brands International, Inc. dated March 6, 2003.*

7.2	Tag Along Rights Agreement dated as of March 6, 2003 by and among Friday Holdings, L.L.C., Seneca Foods Corporation and Certain Existing Shareholders of Seneca Foods Corporation.**

7.3	Registration Rights Agreement dated as of May 27, 2003 between Seneca Foods Corporation and Friday Holdings, L.L.C. **

7.4	Inter-Shareholders Subordination Agreement dated as of May 27, 2003, by and among Arthur S. Wolcott, Kraig H. Kayser and Friday Holdings, L.L.C.**

7.5	Agreement dated as of May 27, 2003 among Seneca Foods Corporation, certain shareholders of Seneca Foods Corporation and Friday Holdings, L.L.C. with respect to registration rights.**

*	Incorporated by reference.
**	Filed herewith.

Exhibit 7.2

TAG ALONG RIGHTS AGREEMENT
BY AND AMONG
FRIDAY HOLDINGS, L.L.C.,
SENECA FOODS CORPORATION
AND
CERTAIN EXISTING SHAREHOLDERS
OF
SENECA FOODS CORPORATION LISTED HEREIN

          This Tag Along Rights Agreement (this “Agreement”) is entered into as of the 6th day of March, 2003 by and among Friday Holdings, L.L.C., a Delaware limited liability company (“Friday Holdings”), Seneca Foods Corporation, a New York corporation (“Seneca”), and those shareholders of Seneca listed on the signature pages hereto as Existing Shareholders (individually an “Existing Shareholder” and collectively the “Existing Shareholders”). Friday Holdings, Seneca and each Existing Shareholder shall individually be referred to as a “Party” and collectively as the “Parties.”

          WHEREAS, pursuant to that certain Purchase Agreement by and among Seneca, Chiquita Brands International, Inc., a New Jersey corporation (“CBII”), and Friday Holdings dated of even date herewith (the “Purchase Agreement”), Friday Holdings has agreed to sell and transfer to Seneca all of its right, title and interest in and to the membership interests in Chiquita Processed Foods, L.L.C., a Delaware limited liability company (the “Company”), and Seneca has agreed to purchase such membership interests from Friday Holdings;

          WHEREAS, part of the Purchase Price payable to Friday Holdings for such membership interests will be 967,742 shares (the “Friday Shares”) of Convertible Preferred Stock Series 2003 (“Preferred Stock”) of Seneca;

          WHEREAS, each Existing Shareholder individually owns the shares of Class A and Class B Common Stock set forth opposite his, her or its name on Schedule A hereto (each a “Share” and collectively the “Shares”); and

          WHEREAS, Friday Holdings and the Existing Shareholders intend that if an Existing Shareholder desires to sell (a “Proposed Sale”) any Shares to a purchaser (a “Purchaser”), Friday Holdings shall have the right to participate in the Proposed Sale according to the terms of this Agreement.

          NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, the adequacy of which is hereby acknowledged, the Parties hereto agree as follows:

I.        DEFINITIONS.

          Capitalized terms used herein but not otherwise defined shall have the meanings given them in the Purchase Agreement. As used in this Agreement the following terms shall mean:

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Business Day” shall mean any day that is not a Saturday or Sunday or a day in which Seneca’s corporate headquarters in Marion, New York is closed.

“CBII” shall have the meaning set forth in the preamble to this Agreement.

“Charter Documents” means the Certificate of Incorporation and the Bylaws of Seneca, as amended.

“Class A Common Stock” means the Class A common stock, $0.25 par value per share, of Seneca.

“Class B Common Stock” means the Class B common stock, $0.25 par value per share, of Seneca.

“Common Stock” means the Class A Common Stock and Class B Common Stock.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Existing Shareholders” shall have the meaning set forth in the preamble to this Agreement.

“Friday Holdings” shall have the meaning set forth in the preamble to this Agreement.

“Friday Shares” shall have the meaning set forth in the preamble to this Agreement.

“Liquidated Damages Breach” shall have the meaning as specified in Section 4.1.

“Participating Tag-Along Shareholder” shall have the meaning as specified in Section 2.2(e).

“Participating Tag-Along Shares” shall have the meaning as specified in Section 2.2(e).

“Party” and “Parties” shall have the meaning as specified in the preamble to this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

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“Proposed Sale” shall have the meaning set forth in the preamble to this Agreement.

“Proposed Sale Price” shall have the meaning as set forth in Section 2.2(a).

“Proposed Sale Shares” shall have the meaning as set forth in Section 2.2(a).

“Purchase Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities Exchange Commission thereunder.

“Shareholders Agreement” means the Shareholders Agreement dated June 22, 1998 by and among Seneca and the parties listed therein, as amended by the First Amendment to Shareholders Agreement dated June 22, 2002, a copy of which is attached hereto as Exhibit B, as in effect on the date hereof.

“Seneca” shall have the meaning set forth in the preamble to this Agreement.

“Shares” shall have the meaning set forth in the preamble to this Agreement.

“Tag-Along Notice” shall have the meaning as set forth in Section 2.2(a).

“Tag-Along Notice Period” shall have the meaning as set forth in Section 2.2(d).

“Tag-Along Shareholder” shall have the meaning as set forth in Section 2.2(a).

“Tag-Along Shares” shall have the meaning as set forth in Section 2.2(b).

“Transfer” shall have the meaning as set forth in Section 2.1.

“Transferee” shall mean any Person to whom an Existing Shareholder Transfers Shares in accordance with this Agreement.

II.      LIMITATIONS ON TRANSFER

          2.1     General Restrictions on Transfer. (a) No Existing Shareholder shall, directly or indirectly, offer, sell, transfer, assign, mortgage, hypothecate, pledge, create a security interest in or lien upon, encumber, donate, contribute, place in trust, or otherwise voluntarily or involuntarily dispose of (any of the foregoing actions, to “Transfer” and, any offer, sale, transfer, assignment, mortgage, hypothecation, pledge, security interest or lien, encumbrance, donation, contribution, placing in trust or other disposition, a “Transfer”) any Shares, or any interest therein, except in the manner and to the extent as specified in this Agreement.

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          (b)     Any attempt to Transfer any Shares, or any interest therein, which is not in compliance with this Agreement shall be null and void ab initio. Seneca shall not permit, and shall cause any transfer agent not to permit, any Transfer of Shares in violation of this Agreement. Neither Seneca nor any transfer agent shall give any effect in Seneca’s stock records to such attempted Transfer.

          (c)     Notwithstanding any other provision of this Agreement, no Transfer may be made pursuant to this Agreement unless:

(i) such Transfer complies in all respects with the applicable federal and state securities laws, including, without limitation, the Securities Act;

(ii) the Transferee agrees in writing with Seneca, the Existing Shareholders and Friday Holdings to be bound by the terms and conditions of this Agreement with respect to the Shares Transferred to such Transferee to the same extent as the Existing Shareholders who originally held such Shares is or was bound hereby (whereupon such Transferee shall be entitled to the same rights and have the same obligations as such Existing Shareholders who originally held such Shares had with respect to such Shares and shall be deemed to be an Existing Shareholder for all purposes hereunder with respect to such Shares).

          2.2     Tag-Along Right. (a) If any Existing Shareholder (each a “Selling Shareholder and, collectively, the “Selling Shareholders”) shall desire to sell any Shares to any Purchaser, then such Selling Shareholders shall offer Friday Holdings (the “Tag-Along Shareholder”) the right to participate in the Proposed Sale with respect to a number of Friday Shares determined as provided in this Section 2.2 by sending written notice (the “Tag-Along Notice”) to Seneca and the Tag-Along Shareholder, which notice shall (i) state the number and type of Shares proposed to be sold in such Proposed Sale by such Selling Shareholders (calculated after giving effect to the provisions of Section 2.3 of the Shareholders Agreement, the “Proposed Sale Shares”), (ii) state the proposed purchase price per Proposed Sale Share (the “Proposed Sale Price”) and all other material terms and conditions of such Proposed Sale and (iii) be accompanied by copies of the written offers, if any, from the Purchaser to the Selling Shareholders and any related documentation.

          (b)     The Tag-Along Shareholder shall have the right to require the Selling Shareholders to cause the Purchaser to purchase from the Tag-Along Shareholder at the Proposed Sale Price (and otherwise upon the same terms and conditions as those set forth in the Tag-Along Notice) a number of Friday Shares determined in accordance with Section 2.2(c) (the “Tag-Along Shares”).

          (c)     The Tag-Along Shareholder may sell a number of Friday Shares that represents the number of shares of Common Stock not in excess of the product of (i) the total number of Proposed Sale Shares times (ii) a fraction, the numerator of which is the total number of Friday

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Shares and the denominator of which is the sum of the total number of Shares owned by the Selling Shareholders and the total number of Friday Shares.

          (d)     The rights of the Tag-Along Shareholder as expressed in this Agreement shall be exercisable by written notice to the Selling Shareholders with a copy to Seneca given within 10 Business Days after receipt of the Tag-Along Notice (the “Tag-Along Notice Period”), which notice shall state the number of Tag-Along Shares that the Tag-Along Shareholder elects to sell in the Proposed Sale, if less than the maximum number of the Tag-Along Shareholder’s Tag-Along Shares that it is permitted to sell under Section 2.2(c); provided that, if such notice shall not state a number of Tag-Along Shares, then the Tag-Along Shareholder will be deemed to have elected to sell the maximum number of the Tag-Along Shareholder’s Tag-Along Shares. Failure by the Tag-Along Shareholder to respond within the Tag-Along Notice Period shall be regarded as a rejection of the offer made pursuant to the Tag-Along Notice.

          (e)     If the Tag-Along Shareholder elects to sell any or all of its Tag-Along Shares, it will be referred to as the “Participating Tag-Along Shareholder” and the number of Tag-Along Shares elected, or deemed to be elected, by the Tag-Along Shareholder to be sold as provided above will be referred to as the “Participating Tag-Along Shares.” The number of Shares to be sold by the Selling Shareholders in the Proposed Sale shall be reduced by the aggregate number of Participating Tag-Along Shares to be sold pursuant to this Section 2.2.

          (f)     At the request of the Selling Shareholders, made not less than two Business Days prior to the proposed Transfer, the Participating Tag-Along Shareholder shall deliver to the Selling Shareholders certificates representing the Participating Tag-Along Shares, duly endorsed, in proper form for Transfer, together with a limited power-of-attorney authorizing the Selling Shareholders to Transfer such Participating Tag-Along Shares to the Purchaser and to execute all other documents required to be executed in connection with such transaction.

          (g)     If no Transfer of the Shares and Tag-Along Shares, in accordance with the provisions of this Section 2.2, shall have been completed within 100 days of the date of the Tag-Along Notice, then the Selling Shareholders shall promptly return to the Participating Tag-Along Shareholder, in proper form, all certificates representing the Participating Tag-Along Shares and the limited power-of-attorney previously delivered by the Participating Tag-Along Shareholder to the Selling Shareholders and the Selling Shareholders shall not Transfer the Shares to the Purchaser.

          (h)     The closing of the sale of the Participating Tag-Along Shares by the Participating Tag-Along Shareholder shall be held at the same place and time as the closing of the sale by the Selling Shareholders in the Proposed Sale. Promptly after the consummation of the Transfer of the Participating Tag-Along Shares pursuant to this Section 2.2, the Participating Tag-Along Shareholder shall receive (i) the consideration with respect to the Participating Tag-Along Shares so Transferred and (ii) such other evidence of the completion of such Transfer and the terms and conditions (if any) thereof as may reasonably be requested by the Participating Tag-Along Shareholder.

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          (i)     The provisions of this Section 2.2 shall remain in effect, notwithstanding any return to the Participating Tag-Along Shareholder of Participating Tag-Along Shares as provided in Section 2.2(g).

          (j)     The provisions of this Section 2.2 shall not apply to any Transfer proposed to be made by a Selling Shareholder pursuant to Sections 2.2(a)(i) or 2.2(a)(ii) of the Shareholders Agreement. Furthermore, the provisions of this Agreement shall not apply to any Transfer proposed to be made by Section 2.1(d), 2.2(a)(iv) or 2.2(a)(v) of the Shareholders Agreement.

III.      AFTER-ACQUIRED SHARES

          3.1     All of the provisions of this Agreement shall apply to all of the Shares now owned or that may be issued or transferred hereafter to an Existing Shareholder in consequence of any additional issuance, purchase, conversion, exchange or reclassification of any class of shares or securities of Seneca of (including without limitation, upon the exercise of any option or warrant), corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or that are acquired by an Existing Shareholder in any other manner. The provisions of the immediately preceding sentence shall be effective with respect to such Shares, without action by any Person, immediately upon the acquisition by the Existing Shareholder of beneficial ownership of such additional Shares.

IV.      LIQUIDATED DAMAGES

          4.1     Friday Holdings and the Existing Shareholders agree that it would be extremely difficult to calculate the damage caused to Friday Holdings should any Existing Shareholder breach this Agreement by Transferring any Shares in violation of this Agreement (a “Liquidated Damages Breach”). Accordingly, Friday Holdings and the Existing Shareholders have made a good faith effort to preestimate the damages, costs, losses and injuries Friday Holdings will sustain by reason of such Liquidated Damages Breach. To the extent that Friday Holdings does not seek damages or specific performance in accordance with Section 6.2, the Existing Shareholders agree to pay to Friday Holdings 100% of the proceeds received by each Existing Shareholder from any third party as a result of any Transfer constituting any such Liquidated Damages Breach.

          4.2     The Existing Shareholders acknowledge that the liquidated damages provided for herein are not a penalty and are not unreasonable or disproportionate to the probable loss to be suffered by Friday Holdings in the event of a Liquidated Damages Breach.

V.         CORPORATE GOVERNANCE

          5.1     Each Existing Shareholder shall vote its Shares at any regular or special meeting of shareholders of Seneca, or in any written consent executed in lieu of such a meeting of shareholders, and shall take all other actions necessary, (a) to give effect to the provisions of this

6

Agreement (including, without limitation, Section 6.1 hereof); (b) to ensure that the Charter Documents do not, at any time hereafter, conflict in any respect with the provision of this Agreement; and (c) to make ineffective any proposal made in opposition to the matters set forth in this Agreement.

VI.      MISCELLANEOUS

          6.1     Authority and Effect of Agreement. (a) Each Party represents and warrants to all other Parties as follows: (i) such Party has all requisite power, authority and legal capacity to enter into this Agreement and perform such Party’s obligations hereunder; (ii) if such Party is a corporation, limited liability company or partnership, the execution and delivery of this Agreement by such Party and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, company or partnership action, as the case may be, on the part of such Party; (iii) as of the date hereof, if such Party is an Existing Shareholder, it owns the number shares of Common Stock set forth on Schedule A hereto; and (iv) this Agreement has been duly executed and delivered by and (assuming this Agreement constitutes a valid and binding agreement of the other Parties) constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to or affecting creditors’ rights generally.

          (b)     Subject to the Shareholders Agreement, each Existing Shareholder has full legal power, authority and right to vote all of the Shares owned by it on the date hereof, without the consent or approval of, or any other action on the part of, any other Person. Without limiting the generality of the foregoing, except for this Agreement and the Shareholders Agreement, each Existing Shareholder is not a party to any voting agreement with any Person with respect to any of the Shares owned by it on the date hereof, has not granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of such Shares, has not deposited any of such Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting any of its legal power, authority or right to vote such Shares.

          (c)     From and after the date hereof, the Existing Shareholders will not commit any act that could restrict or otherwise affect such legal power, authority and right to vote the Shares owned by them. Without limiting the generality of the foregoing, from and after the date hereof, the Existing Shareholders will not enter into any voting agreement with any Person with respect to any of the Shares owned by them, grant any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of such Shares, deposit any of such Shares into a voting trust or otherwise enter into any agreement or arrangement limiting or affecting their legal power, authority or right to vote such Shares.

          6.2     Specific Performance. The Parties intend for each to have the right to seek damages or specific performance in the event that any other Party fails to perform such Party’s obligations hereunder. Therefore, if any Party shall institute any action or proceeding to enforce

7

the provisions hereof, any Party against whom such action or proceeding is brought hereby waives any claim or defense therein that the plaintiff Party has an adequate remedy at law.

          6.3     Further Assurances. Each of the Parties shall, and shall cause their respective affiliates to, execute such instruments and take such action as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

          6.4     No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

          6.5     Entire Agreement. This Agreement (including the Schedules referred to herein) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

          6.6     Succession and Assignment. Subject to this Section 6.6, this Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. This Agreement is assignable only in connection with a Transfer of Shares or a Transfer of Friday Shares (other than a transfer of Friday Shares pursuant to a registration statement under the Securities Act.

          6.7     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          6.8     Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          6.9     Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (i) hand delivered, (ii) sent by a nationally recognized overnight courier for next business day deliver, or (iii) sent by confirmed facsimile transmission as follows:

If to Friday Holdings:

          Friday Holdings, L.L.C.

          c/o Chiquita Brands, Inc.
          250 East Fifth Street, 29th Floor
          Cincinnati, Ohio 45202
          Attention: Robert Olson, Esq.
          Telephone: (513) 784-8804
          Facsimile: (513) 564-2925

8

With a copy to:

          Taft, Stettinius & Hollister LLP

          425 Walnut Street, Suite 1800
          Cincinnati, Ohio 45202
          Attention: Timothy E. Hoberg, Esq.
          Telephone: (513) 381-2838
          Facsimile: (513) 381-2005

If to Seneca:

          Seneca Foods Corporation

          3736 South Main Street
          Marion, NY 14505
          Attention: Kraig H. Kayser, President
          Telephone: (315) 926-8120
          Facsimile: (315) 926-8121

With a copy to:

          Jaeckle Fleischmann & Mugel, LLP

          800 Fleet Bank Building
          Buffalo, NY 14202
          Attention: William J. Schepiro, Esq.
          Telephone: (716) 843-3896
          Facsimile: (716) 856-0432

If to an Existing Shareholder:

          The appropriate address listed on Schedule 6.9

The date of giving of any such notice shall be as follows: if by hand delivery, on the date of delivery; if by courier service, on the next business day after delivery to the overnight courier service; or if by facsimile, on the date of confirmed facsimile transmission or, if such day is not a business day, on the next business day thereafter. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

          6.10     Governing Law; Venue; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE

9

APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT, OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTY AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREES THAT PROVIDING PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.9 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

               (b)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION, OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10.

          6.11     Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Friday Holdings and all of the Existing Shareholders. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10

          6.12     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

          6.13     Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder unless the context requires otherwise. The word “including” shall mean including without limitation.

          6.14     Incorporation of Schedules. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

          6.15     Term. This Agreement shall become effective upon the Closing, as that term is defined in the Purchase Agreement and shall terminate upon the termination of the Purchase Agreement if such termination is prior to the Closing.

[signature page follows]

11

          IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

FRIDAY HOLDING, L.L.C.

By:	/s/ Robert W. Olson

Name:	Robert W. Olson
Title:	Vice President

SENECA FOODS CORPORATION

By:	/s/ Kraig H. Kayser

Name:	Kraig H. Kayser
Title:	President & Chief Executive Officer

EXISTING SHAREHOLDERS:

/s/ Arthur S. Wolcott Arthur S. Wolcott

/s/ Kraig H. Kayser Kraig H. Kayser

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Schedule A

Existing Shareholder	Class A Common Stock	Class B Common Stock

Arthur S. Wolcott	63,789	13,674
Kraig H. Kayser	21,368	37,110

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Exhibit 7.3

REGISTRATION RIGHTS AGREEMENT

between

Seneca Foods Corporation

and

Friday Holdings, L.L.C.

Dated as of May 27, 2003

          REGISTRATION RIGHTS AGREEMENT, dated as of May 27, 2003 between Seneca Foods Corporation, a New York corporation (the “Company”), and Friday Holdings, L.L.C., a Delaware limited liability company (“Friday”).

          The parties hereby agree as follows:

          1.     Background. The Company and Friday are among the parties to the Purchase Agreement dated as of March 6, 2003 (the “Purchase Agreement”), pursuant to which Friday is receiving on the date hereof 967,742 shares of Convertible Preferred Stock Series 2003 of the Company (the “Shares”).

          2.     Registration Under Securities Act, etc.

          2.1     Registration on Request.

               (a)     Request. At any time after January 1, 2004, upon the written request of one or more holders (the “Initiating Holders”) of Registrable Securities holding at least 25% of the Registrable Securities (assuming the conversion of the Shares into Class A Common Stock) that the Company effect the registration under the Securities Act of all or part of such Initiating Holders’ Registrable Securities, the Company promptly will give written notice of such requested registration to all registered holders of Registrable Securities, and thereupon the Company will use its best efforts to effect, at the earliest possible date, the registration under the Securities Act, of

                         (i)     the Registrable Securities which the Company has been so requested to register by such Initiating Holders, and

                         (ii)     all other Registrable Securities which the Company has been requested to register by the holders thereof (such holders together with the Initiating Holders hereinafter are referred to as the “Selling Holders”) by written request given to the Company within 30 days after the giving of such written notice by the Company, all to the extent necessary to permit the disposition of the Registrable Securities so to be registered.

               (b)     Registration of Other Securities. Whenever the Company shall effect a registration pursuant to this Section 2.1, no securities other than Registrable Securities shall be included among the securities covered by such registration unless the Selling Holders of not less than 66-2/3% of all Registrable Securities (assuming the conversion of the Shares into Class A Common Stock) to be covered by such registration shall have consented in writing to the inclusion of such other securities.

               (c)     Registration Statement Form. Registrations under this Section 2.1 shall be on such appropriate registration form of the Commission as shall be reasonably selected by the Company; provided that, upon the request of the Selling Holders, the Company shall effect such registration pursuant to Rule 415 under the Securities Act.

               (d)     Effective Registration Statement. A registration requested pursuant to this Section 2.1 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (unless the failure to so dispose of such Registrable Securities shall be caused solely by reason of a failure on the part of the Selling Holders); provided, that such period, except with respect to a registration pursuant to Rule 415 under the Act, need not exceed 135 days, (ii) if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable solely to the Selling Holders, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than solely by reason of a failure on the part of the Selling Holders.

               (e)     Selection of Underwriters. The underwriter or underwriters of each underwritten offering of the Registrable Securities so to be registered shall be selected by the Selling Holders of more than 50% of the Registrable Securities (assuming the conversion of the Shares into Class A Common Stock) to be included in such registration and shall be reasonably acceptable to the Company.

               (f)     Priority in Requested Registration. If the managing underwriter of any underwritten offering shall advise the Company (and the Company shall so advise each Selling Holder of Registrable Securities requesting registration of such advice) that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range acceptable to the Selling Holders of 66-2/3% of the Registrable Securities (assuming the conversion of the Shares into Class A Common Stock) requested to be included in such registration, the Company, except as provided in the following sentence, will include in such registration, to the extent of the number and type which the Company is so advised can be sold in such offering, first, Registrable Securities requested to be included in such registration, pro rata (based on the number of Registrable Securities held by each of the Selling Holders) among the Selling Holders requesting such registration, second, all securities proposed to be sold by the Company for its own account, and third, any Third Party Securities requested to be included in such registration. Notwithstanding the foregoing, if the total number of Registrable Securities requested to be included in any registration cannot be included, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 50% of the Registrable Securities (assuming the conversion of the Shares into Class Common Stock) with respect to which registration has been requested, shall have the right to withdraw the request for registration of all such Registrable Securities by giving written notice to the Company within 20 days after receipt of the notice from the managing underwriter described above by the Company and, in the event of such withdrawal, such request for all Registrable Securities shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof.

               (g)     Limitations on Registration Requests. Notwithstanding anything in this Section 2.1 to the contrary, in no event will the Company be required to (i) effect more than two (2) registrations under this Section 2.1, (ii) effect a registration pursuant to this Section 2.1 within the six-month period occurring immediately subsequent to the effectiveness (within the meaning of Section 2.1(d)) of a registration statement filed pursuant to this Section 2.1, unless a majority of the Disinterested Directors determines that effecting a second registration within the six-month period would not have a material adverse effect on the market price of the Common Stock, (iii) effect a registration with respect to any class of Registrable Securities pursuant to Section 2.1 covering less than forty percent (40%) of the Registrable Securities (assuming the conversion of the Shares into Class A Common Stock), or (iv) all Registrable Securities can be sold without restriction (including any restriction on volume or as to manner of sale) pursuant to Rule 144 under the Securities Act.

               (h)     Expenses. The Selling Holders will pay all Registration Expenses in connection with any registrations requested pursuant to this Section 2.1, allocated pro rata (based on the number and type of Registrable Securities of each of the Selling Holders included in the registration under this Section 2.1) and all other fees and expenses, if any, incident to the Company#s performance of or compliance with Section 2.1 incurred by the Company (other than compensation of its employees and other overhead costs); provided, however, that if a registration is withdrawn under Section 2.6, then the Company will pay all expenses related to such registration incident to its performance of or compliance with Section 2.1 (including all Registration Expenses); and provided further, that if a registration under Section 2.1 includes any securities other than the Registrable Securities, the Company will pay all expenses related to such registration incident to its performance of or compliance with this Section 2.1 (including all Registration Expenses other than Fee Expenses) and the Selling Holders will pay all Fee Expenses allocated pro rata (based on the number and type of Registrable Securities of each of the Selling Holders included in the registration under this Section 2.1).

          2.2     Incidental Registration.

               (a)     Right to Include Registrable Securities. If the Company at any time proposes to register any of its Common Stock or any other class of Registrable Securities or other securities convertible into or exchangeable for shares of its Common Stock or any other class of Registrable Securities under the Securities Act by registration on any form other than Forms S-4 or S-8 (or any successor forms), whether or not for sale for its own account, it will each such time give prompt written notice to all registered holders of Registrable Securities of its intention to do so and of such holders’ rights under this Section 2.2. Upon the written request of any such holder (a “Requesting Holder”) made as promptly as practicable and in any event within 30 days after the receipt of any such notice from the Company (which request shall specify the Registrable Securities intended to he disposed of by such Requesting Holder), the Company shall use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Requesting Holders thereof; provided, that prior to the effective date of the registration statement filed in connection with such registration, immediately upon notification to the Company from the managing underwriter of the price at which such securities are to be sold, if such price is below the price which any Requesting Holder shall have indicated to be acceptable to such Requesting Holder, the Company shall so advise such Requesting Holder of such price, and such Requesting Holder shall then have the right to withdraw its request to have its Registrable Securities included in such registration statement; provided, further, however, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Requesting Holder of Registrable Securities and (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration, without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to cause such registration to be effected as a registration under Section 2.1, and (y) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities. No registration effected under this Section 2.2 shall relieve the Company of its obligation to effect any registration upon request under Section 2.1.

          (b)     Priority in Incidental Registrations. If the managing underwriter of any underwritten offering shall inform the Company by letter of its opinion that the number or type of Registrable Securities and Third Party Securities requested to be included in such registration would materially adversely affect such offering, and the Company has so advised the Requesting Holders in writing, then the Company will include in such registration, to the extent of the number and type which the Company is so advised can be sold in (or during the time of) such offering, first, all securities proposed by the Company to be sold for its own account, second, such Registrable Securities requested to be included in such registration pursuant to this Agreement, pro rata (based on the number of Registrable Securities requested to be included therein by each Selling Holder) among such Selling Holders and third, any Third Party Securities.

          (c)     Expenses. The Company will pay all fees and expenses incident to its performance of or compliance with this Section 2.2 (other than Fee Expenses) and the Requesting Holders will pay all Fee Expenses, allocated pro rata (based on the number and type of Registrable Securities of each of the Requesting Holders included in the registration under this Section 2.2); provided, however, that if any Registrable Securities are withdrawn from a registration pursuant to Section 2.2(a) or (b), then the Company shall pay all Fee Expenses related to such Registrable Securities.

          (d)     Pillsbury and Marks Registration. Notwithstanding anything contained herein to the contrary, (i) Friday shall have no rights to participate in any registration of the Company’s securities occurring at the request of The Pillsbury Company or its successor in interest, General Mills Operations, Inc. (“Pillsbury”) pursuant to the terms of the Purchase and Registration Rights Agreement, dated as of March 15, 1996, as amended, between the Company and Pillsbury or at the request of any of the parties to the Registration Rights Agreement dated as of June 22, 1998 among the Company, Carl Marks Strategic Investments, L.P. and several of its affiliates pursuant to the terms of such Agreement (collectively “Marks), and (ii) Friday’s rights under this Section 2.1 shall in all respects be subordinate to the rights of Pillsbury and Marks under the agreements referred to in the previous clause except as Marks, the Company and the Holders may otherwise agree.

          2.3     Registration Procedures. If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1 and 2.2, the Company will, as expeditiously as possible:

                         (i)     prepare and (as promptly as practicable, but in any event within 60 days after the request for registration is given to the Company) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in Section 2.2(b), Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

                         (ii)     prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective in accordance with Section 2.1(d)(i) hereof and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement; provided, that except with respect to any such registration statement filed pursuant to Rule 415 under the Securities Act, such period need not exceed 135 days, and, for any registration statement filed pursuant to such Rule 415, such period shall not exceed two years.;

                         (iii)     furnish to each seller of Registrable Securities covered by such registration statement, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request;

                         (iv)     use commercially reasonable efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration statement shall reasonably request, (y) to keep such registration or qualification in effect for so long as such registration statement remains in effect and (z) to take any other action which may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

                         (v)     use commercially reasonable efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the reasonable opinion of counsel to the Company and counsel to the seller or sellers of Registrable Securities to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

                         (vi)     furnish at the effective date of such registration statement to each seller of Registrable Securities, and each such seller’s underwriters, if any, a signed counterpart of:

(x) an opinion of counsel for the Company, dated the effective date of such registration statement and, if applicable, the date of the closing under the underwriting agreement, and

(y) a “comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included or incorporated by reference in such registration statement,

covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants’ comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities and, in the case of the accountants’ comfort letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, as the underwriters may reasonably request;

                         (vii)     notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of any such seller promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the Seller of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

               (viii)     otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and, if requested by any underwriter for the Holders, make available to its security holders, as soon as reasonably practicable (but not more than 18 months after the effective date of such registration statement), an earnings statement covering the period of at least 12 months beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

               (ix)     provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration;

               (x)     use commercially reasonable efforts to cause all Registrable Securities covered by such registration statement either (a) to be listed on any national securities exchange on which Registrable Securities of the same class covered by such registration statement are then listed or (b) to be approved for quotation on the NASDAQ National Market or any other over the counter market on Registrable Securities of the same class covered by any such registration statement are then quoted, and, if no such Registrable Securities are so listed or quoted, either (x) on any national securities exchange on which the Common Stock is then listed or (y) approved for quotation on the NASDAQ National Market or any other over the counter market on which the Common Stock is then quoted.

               (xi)     cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter (including any “qualified independent underwriter”) that is required to be retained in accordance with the rules and regulations of the NASD.

                    The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company (i) such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing and (ii) if requested by the Company, an executed custody agreement and power of attorney in form and substance reasonably satisfactory to the Company with respect to the Registrable Securities to be registered pursuant to this Agreement.

                    Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision (vii) of this Section 2.3, such holder will forthwith discontinue such holder’s disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (vii) of this Section 2.3 and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

                    If a registration statement filed pursuant to Section 2.1(c) hereof is subject to Rule 415 under the Securities Act, the Company shall use its best efforts to keep the registration statement continuously effective until the earlier to occur of (i) the time at which the Holders no longer own, beneficially or otherwise, any Registrable Securities or (ii) the second anniversary of the effective date of the registration statement (the “Registration Period”). The Company shall amend the registration statement if and as required by the rules, regulations or instructions applicable to the registration form used by the Company for the registration statement or by the Securities Act or any rules or regulations promulgated thereunder.

          2.4     Underwritten Offerings.

               (a)     Requested Underwritten Offerings. If requested by the underwriters for any underwritten offering by holders of Registrable Securities pursuant to a registration requested under Section 2.1, the Company will enter into an underwriting agreement with such underwriters for such offering, such agreement to be in customary form and reasonably satisfactory in substance and form to each such holder, the underwriters and the Company. The holders of the Registrable Securities proposed to be sold by such underwriters will reasonably cooperate with the Company in the negotiation of the underwriting agreement. No holder of Registrable Securities shall be required to make any representations or warranties to or agreements with the Company other than representations, warranties or agreements regarding such holder, such holder’s Registrable Securities and such holder’s intended method of distribution or any other representations required by applicable law.

               (b)     Incidental Underwritten Offerings. If the Company proposes to register any of its securities under the Securities Act as contemplated by Section 2.2 and such securities are to be distributed by or through one or more underwriters, the Company will, if requested by any Requesting Holder of Registrable Securities, use its best efforts to arrange for such underwriters to include all the

Registrable Securities to be offered and sold by such Requesting Holder among the securities of the Company to be distributed by such underwriters, subject to the provisions of Section 2.2(b). Any such Requesting Holder of Registrable Securities shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Requesting Holder, such Requesting Holder’s Registrable Securities and such Requesting Holders s intended method of distribution or any other representations required by applicable law.

          2.5     Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the holders of Registrable Securities to be registered under such registration statement, their underwriters, if any, and their respective counsel the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such reasonable access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders’ and such underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

          2.6     Limitations, Conditions and Qualifications to Obligations under Registration Covenants. The Company shall be entitled to postpone for a reasonable period of time (but not exceeding 90 days) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to Section 2.1 if the Company determines, in its reasonable judgment, that such registration and offering would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Company and promptly gives the holders of Registrable Securities requesting registration thereof pursuant to Section 2.1 written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. If the Company shall so postpone the filing of a registration statement, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 50% of the Registrable Securities (assuming the conversion of the Shares into Class A Common Stock) with respect to which registration has been requested, shall have the right to withdraw the request for registration by giving written notice to the Company within 30 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof.

          2.7     Indemnification.

               (a)     Indemnification by the Company. The Company will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1 or 2.2, each seller of any Registrable Securities covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act or the Exchange Act, and their respective directors, officers, partners, agents and affiliates, against any losses, claims, damages or liabilities, joint or several, to which such seller or underwriter or any such director, officer, partner, agent, affiliate or controlling person may become subject under the Securities Act or otherwise, including, without limitation, the reasonable fees and expenses of legal counsel, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such seller or underwriter and each such director, officer, partner, agent, affiliate and controlling Person for any reasonable legal or any other expenses incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller or underwriter, as the case may be, specifically stating that it is for use in the preparation thereof; provided, further, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement of any material fact contained in any such registration statement, preliminary prospectus, final prospectus or summary prospectus contained therein or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading in a prospectus or prospectus supplement, if such untrue statement or omission is completely corrected in an amendment or supplement to such prospectus or prospectus supplement, the seller of the Registrable Securities has an obligation under the Securities Act to deliver a prospectus or prospectus supplement in connection with such sale of Registrable Securities and the seller of Registrable Securities thereafter fails to deliver such prospectus or prospectus supplement as so amended or supplemented prior to or concurrently with the sale of Registrable Securities to the person asserting such loss, claim, damage or liability after the Company has furnished such seller with a sufficient number of copies of the same. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or underwriter or any such director, officer, partner, agent, affiliate or controlling person and shall survive the transfer of such securities by such seller or underwriter.

               (b)     Indemnification by the Sellers. As a condition to including any Registrable Securities in any registration statement, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.7(a)) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who participates as an underwriter in the offering or sale of such securities and each other Person who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; provided, however, that the liability of such indemnifying party under this Section 2.7(b) shall be limited to the amount of proceeds received by such indemnifying party in the offering giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller.

               (c)     Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Section 2.7(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.7, except to the extent that the indemnifying party is actually and materially prejudiced by such failure to give notice. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company#s expense and to control its own defense of such action or proceeding if, in the opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; provided, however, that in no event shall the Company be required to pay fees and expenses under this Section 2.7 for more than one firm of attorneys representing the indemnified parties (together, if appropriate, with one firm of local counsel per jurisdiction) in any one legal action or group of related legal actions. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 2.7, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without the indemnifying party’s written consent if (i) such settlement is entered into more than thirty (30) days after receipt by the indemnifying party of the aforesaid request, and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the consent of the indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party.

               (d)     Contribution. If the indemnification provided for in this Section 2.7 shall for any reason be held by a court to be unavailable to an indemnified party under Section 2.7(a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 2.7(a) or (b), the indemnified party and the indemnifying party under Section 2.7(a) or (b) shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the sellers or prospective sellers of Registrable Securities covered by the registration statement which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such sellers or prospective sellers from the offering of the securities covered by such registration statement, provided, that for purposes of this Section 2.7(d), the amounts required to be contributed by the sellers or prospective sellers of Registrable Securities shall not exceed the amount of proceeds received by such sellers or prospective sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such sellers or prospective sellers’ obligations to contribute as provided in this Section 2.7(d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint.

               (e)     Indemnification Payments. The indemnification and contribution required by this Section 2.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

          3.     Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

          “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

          “Commission” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

          “Class A Common Stock” means the Company’s Class A common stock, par value $0.25 per share.

          “Common Stock” shall mean and include: (i) the Class A common stock, par value $.25 per share, of the Company, (ii) the Class B common stock, par value $.25 per share, of the Company, and (iii) each other class of capital stock of the Company that does not have a preference over any other class of capital stock of the Company as to dividends or upon liquidation, dissolution or winding up of the Company and, in each case, shall include any other class of capital stock of the Company into which such stock is reclassified or reconstituted.

          “Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any superseding Federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to the comparable section, if any, of any such superseding Federal statute.

          “Fee Expenses” means, with respect to any Registrable Securities included in a registration, all registration and filing fees with the Commission, all filing fees of the New York Stock Exchange, Inc., other national securities exchanges or the National Association of Securities Dealers, Inc., and all filing fees to comply with securities or blue sky laws which relate solely to such Registrable Securities.

          “Initiating Holder” is defined in Section 2.1.

          “NASD” means National Association of Securities Dealers, Inc.

          “Person” means any individual, firm, corporation, partnership, limited liability company or partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind and shall include any successor (by merger or otherwise) of such entity.

          “Pillsbury” is defined in Section 2.2(d).

          “Purchase Agreement” is defined in Section 1.

          “Registrable Securities” means (i) any Shares, (ii) any shares of Common Stock issued upon conversion of the Shares, (iii) any other shares of Common Stock or Voting Securities beneficially owned by Friday or any of its Affiliates (whether owned on the date hereof or hereafter acquired) and (iv) any securities of the Company issued or issuable with respect to any of the securities described in clauses (i), (ii) or (iii) by way of a dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, consolidation, reconstitution or other reorganization or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by Rule 144 (or any successor provision) under the Securities Act, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration of such distribution under the Securities Act or (d) they shall have ceased to be outstanding. All references to percentages of Registrable Securities shall be calculated pursuant to Section 9.

          “Registration Expenses” means with respect to any registration under Section 2, all Fee Expenses with respect to Registrable Securities included in such registration, all reasonable printing, messenger and delivery expenses incurred in such registration, the reasonable fees and disbursements of counsel for the Company and of its independent public accountants incurred in such registration, including the reasonable expenses of “comfort” letters required by or incident to such performance and compliance, any reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding any underwriting discounts or commissions with respect to the Registrable Securities) and the reasonable fees and expenses of one counsel to the Selling Holders incurred in such registration (selected by Selling Holders representing at least 50% of the Registrable Securities covered by such registration)

          “Requesting Holder” is defined in Section 2.2.

          “Securities Act” means the Securities Act of 1933, as amended, or any superseding Federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933, as amended, shall include a reference to the comparable section, if any, of any such superseding Federal statute.

          “Selling Holder” is defined in Section 2.1.

          “Shares” is defined in Section 1.

          “Third Party Securities” means any securities included in a registration statement requested under Section 2.1 or 2.2, other than (i) Registrable Securities, and (ii) securities to be sold by the Company for its own account.

          “Voting Securities” means any securities of the Company entitled to vote generally in the election of directors, or securities convertible into or exercisable or exchangeable for such securities.

          4.     Rule 144. The Company shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the provisions of (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

          5.     Amendments and Waivers. This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holder or holders of at least 66-2/3% of the Registrable Securities affected by such amendment, action or omission to act. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 5, whether or not such Registrable Securities shall have been marked to indicate such consent. If the Securities Act is amended or new regulations are adopted thereunder, to permit company registration such that the Company would not be able to grant the holders of Registrable Securities the right to register and resell their Registrable Securities in the manner contemplated under this Agreement on the date of its execution, then the parties hereto agree to negotiate in good faith to amend this Agreement to grant such holders of Registrable Securities substantially equivalent rights to those that were provided on the date of this Agreement.

          6.     Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner’s beneficial ownership of such Registrable Securities.

          7.     Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first — class mail, return receipt requested, telecopier, courier service or personal delivery:

               (a)     if to Friday, addressed to it in the manner set forth in the Purchase Agreement, or at such other address as it shall have furnished to the Company in writing in the manner set forth herein;

               (b)     if to any other holder of Registrable Securities, at the address that such holder shall have furnished to the Company in writing in the manner set forth herein, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company; or

               (c)     if to the Company, addressed to it in the manner set forth in the Purchase Agreement, or at such other address as the Company shall have furnished to each holder of Registrable Securities at the time outstanding in the manner set forth herein.

               All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by a courier, if delivered by overnight courier service; three business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

          8.     Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and, with respect to the Company, its respective successors and permitted assigns and, with respect to Friday, any subsequent holder of any Registrable Securities, subject to the provisions respecting the minimum amount of Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein.

          9.     Calculation of Percentage Interests in Registrable Securities. For purposes of this Agreement, all references to a percentage of the Registrable Securities shall be calculated based upon the number of Registrable Securities outstanding at the time such calculation is made. If there is more than one class of Registrable Securities, then each reference to a percentage of the Registrable Securities shall mean a percentage of each class of the Registrable Securities.

          10.     No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement. Without limiting the generality of the foregoing, the Company will not hereafter enter into any agreement with respect to its securities which grants, or modify any existing agreement with respect to its securities to grant, to the holder of its securities in connection with an incidental registration of such securities equal or higher priority to the rights granted to Friday under Section 2.

          11.     Remedies. Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement without being required to post bond. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          12.     Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of Friday shall be enforceable to the fullest extent permitted by law.

          13.     Entire Agreement. This Agreement, together with the Purchase Agreement (including the exhibits and schedules thereto), is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the Purchase Agreement (including the exhibits and schedules thereto) supersede all prior agreements and understandings between the parties with respect to such subject matter.

          14.     Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          15.     Governing Law. This Agreement has been negotiated, executed and delivered in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

          16.     Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives hereunto duly authorized as of the date first above written.

SENECA FOODS CORPORATION

By: Name: Title:	/s/ Kraig H. Kayser Kraig H. Kayser President

FRIDAY HOLDINGS, L.L.C.

By:	/s/ Robert W. Olson
Name:	Robert W. Olson
Title:	Vice President and Secretary

Exhibit 7.4

INTER-SHAREHOLDER SUBORDINATION AGREEMENT

          This Agreement dated as of May 27, 2003, by and among Arthur S. Wolcott (“Wolcott”), Kraig H. Kayser (“Kayser”) and Friday Holdings, L.L.C. (“Friday”). Wolcott, Kayser and Friday sometimes referred to collectively as the “Parties”.

RECITALS:

           A.     Wolcott and Kayser currently own in their respective individual capacities, and not as trustees or other fiduciaries, the following classes and series of Preferred Stock of Seneca Foods Corporation (“Seneca”):

	Class and/or Series	No. of Shares
Shareholders	of Preferred Stock	Owned
Wolcott	6% Preferred Stock	32,844
Wolcott	Class A Preferred Stock — Series A, 10% Convertible	212,840
Wolcott	Class A Preferred Stock — Series B, 10% Convertible	212,200
Kayser	6% Preferred Stock	8,000
Kayser	Class A Preferred Stock — Series A, 10% Convertible	32,168
Kayser	Class A Preferred Stock — Series B, 10% Convertible	0

          B.      Seneca has entered into a purchase agreement to acquire from Friday the total membership (equity) interests in Friday’s wholly-owned subsidiary, Chiquita Processed Foods, L.L.C. Part of the consideration to be paid by Seneca to Friday upon that acquisition is 967,742 shares of a new series of Class A Participating Convertible Preferred Stock with a liquidation value of $15.50 per share (the “New Preferred Stock”). Upon a liquidation of Seneca, the 6% Preferred Stock referred to in the table set out in Recital Paragraph A (the “Table”) will have a superior preference to the New Preferred Stock in the receipt of its liquidation value, and the remaining preferred stock referred to in the Table (i.e. Class A Preferred Stock, Series A and B), will rank pari passu with New Preferred Stock and with another series of Class A Preferred Stock

(as to which Wolcott and Kayser have no ownership) in the receipt of their respective liquidation values after payment in full of the 6% Preferred Stock liquidation value.

          C.      At the request of Friday and to induce it to enter into the aforesaid purchase agreement to sell Chiquita Processed Foods to Seneca, Wolcott and Kayser have agreed to subordinate the liquidation payments which they receive on the shares listed in the Table as, and to the extent, set forth in the agreement below.

TERMS OF AGREEMENT

          In consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which the Parties acknowledge, they agree as follows:

          1.     Payments on Liquidation. In the event that Seneca is liquidated and the aggregate liquidation distributions to Friday with respect to the New Preferred Stock after the final distribution have been less than the aggregate liquidation value of $15.50 per share for the shares of New Preferred Stock then owned by Friday, each of Wolcott and Kayser agree that, to the extent that he has received liquidation distributions on the shares of Preferred Stock listed in the Table, he will pay out of such liquidation distributions to him (in the order set forth below) a sum equal to $15.50 multiplied by the number of shares of New Preferred Stock owned by Friday upon liquidation of Seneca less the following amounts: (i) all liquidation distributions received by Friday with respect to the New Preferred Stock plus (ii) all amounts (including cash and other property) received by Friday in excess of $15.50 per share of New Preferred Stock or per share of Seneca Common Stock as a result of the sale or transfer by Friday of any shares of New Preferred Stock or of Conversion Common Stock. The amounts received by Friday as referred to in the preceding sentence include all amounts received by all direct and indirect transferees from Friday, other persons and entities in the chain of title and all other successors in interest to Friday (collectively, “successors to Friday”) with respect to any shares of New Preferred Stock or shares of Conversion Common Stock; provided, however, that if any of such amounts are received by Friday or one of the successors to Friday and subsequently transferred to another entity among the group which includes Friday and successors to Friday, the amount shall be counted only once for purposes of this sentence. Nothing in this Agreement shall require either Wolcott or Kayser to make payments to Friday from any source other than the liquidation payments which he has actually received free of any adverse claims other than claims of Friday hereunder with respect to shares respectively listed in the Table as his shares. Wolcott and Kayser neither represent nor guarantee that the payments which they are required to make hereunder will result in full payment of the aggregate liquidation value of the New Preferred Stock.

          2.     Order of Payment and Allocation of Payments between Wolcott and Kayser. If required to make payments to Friday hereunder, Wolcott and Kayser shall first make payments from the distributions of their shares of Class A Preferred Stock, which shares rank pari passu with the New Preferred Stock. If such payments do not eliminate the outstanding obligations of Wolcott and Kayser, they will make such additional payments from the distribution on their shares of 6% Preferred Stock, which rank superior to all other Seneca preferred stocks, as are needed to fulfill their obligation under paragraph 1 or which exhaust the distributions received by Wolcott and Kayser on the 6% Preferred Stock, whichever is the smaller amount. Each of Wolcott and Kayser will pay to Friday the same percentage of the distributions each has received on each class of Preferred Stock, and if either of them pays a disproportionately higher percentage, he is entitled to receive a contribution from the other sufficient to equalize the percentage paid within 60 days of written demand given by one to the other.

          3.     Demand and Notification. Wolcott and Kayser will pay the obligations set forth in paragraphs 1 and 2 not later than 90 days after written demand on them by Friday or its successors in interest in the New Preferred Stock. In addition, Friday and each successor in interest with respect to shares of New Preferred Stock and shares of Conversion Common Stock shall, within 30 days after each of the following events, give written notification to Wolcott and Kayser, of the sale of other transfer of New Preferred Stock and Conversion Common Stock, including the identity and address of each successor in interest, the number of shares of each class acquired by each such successor, the cash and other consideration, and the value of non-cash consideration so received. All valuations shall be as of the date of the reported event. The notifying person shall state in the notification that the statements are true to the best of such person’s knowledge, but such a statement does not preclude Wolcott and Kayser from contesting in good faith the accuracy of the statements and valuations in the notification. At such time as the demand for payment is made upon Wolcott and Kayser as set forth in the first sentence of this paragraph, the person making the demand must allege that all notifications required by this paragraph have been given to Wolcott and Kayser and must accompany the demand with all notifications which have not yet been given to Wolcott and Kayser, whether or not such notifications are delinquent at the time of demand. All communications to Wolcott and Kayser will be sent by U. S. mail postpaid, established courier service or facsimile transmission at the address listed below:

To:	Arthur S. Wolcott
Seneca Foods Corporation
1605 Main Street, Suite 1010
Sarasota, Florida 33577
Facsimile: (941) 954-7508
Telephone: (941) 366-9707

To:	Kraig H. Kayser
Seneca Foods Corporation
3736 South Main Street
Marion, New York 14505
Facsimile: (315) 926-8300
Telephone: (315) 926-8120

With a Copy to:

Jaeckle Fleischmann & Mugel, LLP
800 Fleet Bank Building
Twelve Fountain Plaza
Buffalo, New York 14202
Attention: William I. Schapiro, Esq
Facsimile: (716) 856-0432
Telephone: (716) 843-3896

All communications to Friday may be given in the same manner as to Wolcott and Kayser at the address listed below:

To:	Friday Holdings, L.L.C.
c/o Chiquita Brands, Inc.
250 East Fifth Street, 29th Floor

Cincinnati, Ohio 45202
Attention:	Robert W. Olson, Esq.
Senior Vice President & General Counsel
Facsimile: (513) 564-2925
Telephone: (513) 784-8804

With a copy to:

Taft, Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202
Attention: Timothy E. Hoberg, Esq
Facsimile: (513) 381-0205
Telephone: (513) 381-2838

Each of the Parties may change the foregoing information at any time by giving written notice to the other.

          4.     Effects of Conversion. Each of Wolcott and Kayser may, in his sole discretion, exercise the right of conversion to Seneca Common Stock with respect to any or all of the shares of Class A Preferred Stock attributed to him in the Table, upon which event he will have no obligation hereunder to pay any amount with respect to distributions on the Seneca Common Stock issued to him on conversion, and the references in this Agreement to shares attributed to him in the Table shall exclude all shares converted into Common Stock. Friday may, in its sole discretion, exercise the right of conversion to Seneca Class A Common Stock with respect to any or all of the shares of New Preferred Stock issued to it, upon which event Wolcott and Kayser will be relieved of any obligation hereunder to make any payment with respect to the Conversion Common Stock in the event of a liquidation of Seneca.

          5.     Trust. In the event that each of Wolcott or Kayser receives any liquidation payment with respect to the Preferred Stock attributed to him in the Table before Friday has received the full liquidation value for the shares of New Preferred Stock then owned by it, Wolcott and Kayser will respectively hold that liquidation payment in trust for Friday until the earliest of the following events: (i) each of Wolcott and Kayser shall have no further payment obligations hereunder for any reason with respect to the then outstanding shares of Seneca Preferred Stock attributed to him in the Table, (ii) Friday (including its successors in interest)

shall have received any and all payments owed to it hereunder or (iii) Wolcott and Kayser shall have paid pursuant to this Agreement all liquidation payments received by them with respect to Seneca Preferred Stocks attributed to them in the Table.

          6.      Nature of Obligations. The obligations of Wolcott and Kayser hereunder are several and not joint.

          7.      Term. This Agreement and the obligations of Wolcott and Kayser hereunder shall terminate on the earliest of the following events:

a.	All outstanding shares of New Preferred Stock shall have been converted into Seneca Common Stock.

b.	A reorganization, sale or liquidation of Seneca shall have occurred pursuant to which the holder(s) of shares of New Preferred Stock shall have received not less than $15.50 in cash and/or fair market value of equity or debt securities or other property in exchange for shares of New Preferred Stock.

c.	Friday shall have sold or transferred all or some of its shares of New Preferred Stock in one or more transactions to one or more buyers or transferees for a total consideration (including all such prior sales or transfers) of not less than $15.50 x 967,742 in cash and/or other consideration.

d.	Wolcott and Kayser shall have performed in full their obligations under the foregoing paragraphs of this Agreement.

e.	Six years from the date of this Agreement.

          8.     Governing Law. This Agreement, together with all of the rights and obligations of the parties hereto, shall be construed, governed, and enforced in accordance with the internal laws of the State of New York, without regard to its conflicts of laws provisions. All of the parties hereto consent to service of process, which may be effected personally or by certified mail, and jurisdiction in the courts of the State of New York in New York City or the United States District Court for the Southern District of New York.

          9.     Entire Agreement. This Agreement contains the entire agreement of the parties. No written or oral understandings or agreements shall affect the rights of the parties hereunder unless all of the parties hereto otherwise expressly agree in writing.

          10.     Modifications. Any amendment, change or modification of this Agreement shall be void unless in writing and signed by all parties hereto.

          11.     Headings. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meanings hereof.

          12.     Execution in Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument, and shall become a binding agreement when one or more counterparts have been signed by and delivered to each party.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

/s/ Arthur S. Wolcott Arthur S. Wolcott

/s/ Kraig H. Kayser Kraig H. Kayser

FRIDAY HOLDINGS, L.L.C

By:	/s/ Robert W. Olson
Name: Robert W. Olson
Title: Vice President and Secretary

Exhibit 7.5

AGREEMENT

     AGREEMENT dated as of May 27, 2003 among Seneca Foods Corporation, a New York corporation (“Seneca”), the persons listed on the signature pages hereto as the Marks Shareholders (including any successor(s) in interest, the “Marks Shareholders”) and Friday Holdings, L.L.C., a Delaware limited liability company (including any successor(s) in interest, “Friday”).

     Seneca and the Marks Shareholders are parties to a Registration Rights Agreement dated as of June 22, 1998 (the “Marks Registration Rights Agreement”) pursuant to which the Marks Shareholders have certain registration rights with respect to the shares of Seneca held by them.

     Seneca, Friday and Chiquita Brands International, Inc. are parties to a Purchase Agreement dated as of March 6, 2003 (the “Purchase Agreement”) pursuant to which, inter alia, Seneca will issue to Friday certain of Seneca’s shares in partial payment for all of the membership interests in Chiquita Processed Foods, L.L.C. and Seneca and Friday will enter into a Registration Rights Agreement (the “Friday Registration Rights Agreement”) with respect to such shares in the form attached to the Purchase Agreement as Exhibit C.

     The parties hereby agree as follows:

     1.     The Marks Shareholders hereby waive the provisions of Section 10 of the Marks Registration Rights Agreement with respect to the execution, delivery and performance by Seneca of the Friday Registration Rights Agreement.

     2.     Notwithstanding anything to the contrary contained in the Marks Registration Rights Agreement, the Marks Shareholders shall have no rights to participate in any registration of Seneca’s securities occurring at the request of Friday pursuant to the terms of the Friday Registration Rights Agreement.

     3.     Notwithstanding anything to the contrary contained in the Friday Registration Rights Agreement, Friday shall have no rights to participate in any registration of Seneca’s securities occurring at the request of any of the Marks Shareholders pursuant to the terms of the Marks Registration Rights Agreement.

     4.     Notwithstanding anything to the contrary contained in the Friday Registration Rights Agreement or the Marks Registration Rights Agreement, if both the Marks Shareholders and Friday elect to include their Seneca shares in an underwritten offering of securities proposed by Seneca, and the managing underwriter of such offering shall inform Seneca by letter of its opinion that the number or type of securities requested to be included in such registration would materially adversely affect such offering, and Seneca has so advised such Marks Shareholders and Friday in writing, the securities held by the Marks Shareholders and Friday shall be included in such offering (after inclusion of all securities proposed to be sold for Seneca’s own account) up to the extent of the number and type which Seneca is so advised can be sold in (or during the time of) such offering, on a pro rata ( with respect to the number of Registrable Securities (such

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term having the meaning assigned to it in the Marks Registration Rights Agreement and the Friday Registration Rights Agreement) owned by each of the Marks Shareholders, on the one hand, and Friday, on the other, calculated assuming the conversion into Seneca common stock of all convertible securities included in the Registrable Securities), pari passu basis.

     5.     Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified firstíclass mail, return receipt requested, telecopier, courier service or personal delivery:

             (a)      if to Friday, addressed to it in the manner set forth in the Purchase Agreement, or at such other address as it shall have furnished to Seneca in writing in the manner set forth herein;

             (b)      if to any of the Marks Shareholders, at the address provided in the Marks Shareholder Agreement, or at the address that such holder shall have furnished to Seneca in writing in the manner set forth herein, or, until any such other holder so furnishes to Seneca an address, then to and at the address of the last holder of such registrable securities who has furnished an address to Seneca; or

             (c)      if to Seneca, addressed to it in the manner set forth in the Purchase Agreement, or at such other address as Seneca shall have furnished to each holder of registrable securities at the time outstanding in the manner set forth herein.

     All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by a courier, if delivered by overnight courier service; three business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

     6.     Remedies. Each holder of registrable securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement without being required to post bond. Each party hereto agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

     7.     Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of Friday and the Marks Shareholders shall be enforceable to the fullest extent permitted by law.

     8.     Entire Agreement. This Agreement, together with the agreements referred to herein (including the exhibits and schedules thereto), is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained

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herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the agreements referred to herein (including the exhibits and schedules thereto) supersede all prior agreements and understandings between the parties with respect to such subject matter.

     9.     Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     10.     Governing Law. This Agreement has been negotiated, executed and delivered in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

     11.     Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute one and the same instrument.

SENECA FOODS CORPORATION

By: /s/ Kraig H. Kayser

Name: Kraig H. Kayser

Title: President & Chief Executive Officer

FRIDAY HOLDINGS, L.L.C.

By: /s/ Robert W. Olson

Name: Robert W. Olson

Title: Vice President and Secretary

THE MARKS SHAREHOLDERS:

CARL MARKS STRATEGIC INVESTMENTS, L.P.

By: Carl Marks Management Company, L.P., Its General Partner

By: /s/ Robert C. Ruocco

Name: Robert C. Ruocco

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Title: General Partner

CARL MARKS STRATEGIC INVESTMENTS II, L.P.

By: Carl Marks Management Company, L.P.

By: /s/ Robert C. Ruocco

Name: Robert C. Ruocco

Title: General Partner

ESTATE OF EDWIN S. MARKS

By: /s/ Nancy Marks, Executor Nancy Marks, Executor

/s/ Nancy Marks Nancy Marks

/s/ Marjorie Boas

CMCO, Inc.

By: Robert A. Speer

Name: Robert A. Speer

Title: Chief Financial Officer

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